Carmelitas Tequileria, Incorporated

Profit and Loss
January - October, 2022

	TOTAL
Income	
400 Sales-Food	2,295,460.33
400.1 Sales-Food GrubHub	698.45
400.2 Sales-Food UberEats	3,115.67
400.3 Sales food DoorDash	4,204.11
400.4 Sales Food Chow-Now	586.04
401 Sales Beverage	56,975.48
402 Sales--Beer	107,096.50
403 Sales--Liquor	788,201.76
405 Sales--Wine	75,793.86
406 Comp Meals	-31,202.41
409 Void/Returns/Refunds	-21,149.31
410 Refunds	-1,136.45
411 Retail Sales	95.00
412 SALES-CATERING	0.00
Total Income	**$3,278,739.03**
Cost of Goods Sold	
450 Food	53,579.34
450.0 Food- Bakery	899.45
450.1 Food-Dairy	42,307.33
450.10 Food- Dressings & Sauces	7,478.33
450.11 Food -Dessert	2,203.37
450.12 Food-eggs	3,269.53
450.2 Food-Meats	202,193.21
450.3 Food-Poultry	6,360.30
450.4 Food-Canned and Dry	4,546.84
450.5 Food - Vegetables/Fruit	150,201.53
450.6 Food- Sea Food	115,858.19
450.7 Food -Spices	9,097.79
450.8 Food-Tortillas	39,858.95
450.9 Food-Dry food	38,265.74
Total 450 Food	**676,119.90**
451 Beverage	21,514.53
455 ICE	250.00
Total 451 Beverage	**21,764.53**
452 Wine	7,114.04
453 Liquor	116,734.89
454 Beer	23,227.82
458 Non- Alcoholic Drink Mix	4,949.48
Total Cost of Goods Sold	**$849,910.66**
GROSS PROFIT	**$2,428,828.37**

Carmelitas Tequileria, Incorporated

Profit and Loss
January - October, 2022

	TOTAL
Expenses	
491 Over Pay-Payroll Expenses Tax	-593.85
500 Administrative & General Expenses	4,877.49
500.4 Miscellaneous	1,802.02
500.5 Postage and Delivery	651.70
500.6 Printing and Ofiice Supplies	4,923.07
500.7 Professional Fees	42,018.30
500.7.3 Payroll Services	45,069.84
Total 500.7 Professional Fees	**87,088.14**
500.8 Telephone/Fax	4,533.72
500.9 Internet Fees	5,802.07
Total 500 Administrative & General Expenses	**109,678.21**
501 Credit Card Processing Fees	120,103.90
501.1 GrubHub Processing Fees	331.00
Total 501 Credit Card Processing Fees	**120,434.90**
502 Payroll	20,005.46
502.1 Employee Wages	826,676.53
502.2 Payroll-Management	27,960.31
Total 502 Payroll	**874,642.30**
502.5 Other- Taxes,Fees and Surcharges	2,770.80
503 Direct Operating Expenses	795.00
503.1 Paper Supplies	30,004.25
503.3 Laundry	35,708.29
503.4 Cleaning Supplies	8,193.82
503.5 Uniforms	2,814.69
503.6 Kitchenwares	12,336.71
503.7 Pest Contol	1,385.00
503.8 Servicewares	4,301.67
Total 503 Direct Operating Expenses	**95,539.43**
505 Outdoor Dining Supplies	8,957.95
506 Bank Service Charges	870.69
507 Insurance	473.00
507.1 Insurance-Workers Comp	14,933.42
507.2 Insurance-Liability	5,323.96
507.3 Insurance-Car	4,134.73
507.4 Insurance Group Health	15,246.01
Total 507 Insurance	**40,111.12**

Carmelitas Tequileria, Incorporated

Profit and Loss
January - October, 2022

	TOTAL
508 Marketing	6,367.06
508.1 Advertising Expense--UBER EATS	5,397.04
508.1.3 Advertising Expense DoorDash	3,071.55
Total 508.1 Advertising Expense--UBER EATS	**8,468.59**
508.3 Promotionals	400.00
Total 508 Marketing	**15,235.65**
508.1.2 Target Promotion GrubHub	589.20
509 Decorations	673.99
510 Business Credit Card Finance Charge	755.38
514 Repairs & Maintanance	27,054.13
514.1 Building Repairs Expenses	15,000.00
514.3 Knife Sharpening	573.00
Total 514 Repairs & Maintanance	**42,627.13**
515 Licenses/Permits	3,371.96
517 Utilities	5,309.65
517.1 Electricty	6,120.20
517.2 Gas	26,176.72
517.4 Water	3,571.24
Total 517 Utilities	**41,177.81**
521 Equipment Rental	1,302.81
522 Car & Truck Expenses	3,924.82
522.2 CAR- GAS	5,205.46
Total 522 Car & Truck Expenses	**9,130.28**
524 Meals & Entertainment	1,863.00
526 Professional Entertainers	1,829.34
527.1 Gifts Card processing	1,001.52
529 Janitorial Service	14,240.00
530 Kitchen Supplies	9,174.80
533 Small Equipment	3,115.27
534 Rent	
534.1 Office Rent	15,159.33
534.2 Storage Rent	875.20
534.3 Cam Rent charges	47,694.64
534.4 Rent or Lease of Buildings	100,751.51
534.5 Office Rent-Silvia Heredia	17,500.00
Total 534 Rent	**181,980.68**
536 Software Technical Support	19,758.75
541 Office Equip. Small	2,902.71
547 Cash Over/Short	-1,608.07
560 Security	2,465.09

Carmelitas Tequileria, Incorporated

Profit and Loss
January - October, 2022

	TOTAL
563 Shipping, Freight & Delivery	
563.1 Delivery Commission- Grubhub	889.65
Total 563 Shipping, Freight & Delivery	**889.65**
564 Employees Training	254.00
565 Employee Medical Expeses	275.00
700 Interest Expense	2,710.29
701 Other Interest Expense	
701.1 Sales Tax Interest Paid	1,707.28
Total 701 Other Interest Expense	**1,707.28**
800 Online Orders- Service Fees	5,855.42
800.1 Chownow-Fees	309.07
800.2 DoorDash-Fees	44,142.53
800.3 GrubHub-Fees	920.30
800.4 UberEats-Fees	7,296.44
Gifts Other Miscellaneous Service Cost	-59.03
Office/General Administrative Expenses	36,415.44
Paper Supplieser	516.73
Total Expenses	**$1,705,231.97**
NET OPERATING INCOME	**$723,596.40**
Other Income	
702 Other Charges	50,670.66
703 Other Income/Expense	3,434.41
704 Interest Income	3,633.74
705 Employment Federal 941	368,163.62
Total Other Income	**$425,902.43**
Other Expenses	
715 Officer Salaries	411,200.00
Total Other Expenses	**$411,200.00**
NET OTHER INCOME	**$14,702.43**
NET INCOME	**$738,298.83**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of October 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
100 Petty Cash	4,418.36
103 Cash in Bank-Checking#2634	-50,762.15
104 Cash in Bank-Checking#4765	0.00
105 Cash in Bank Checking#9199	0.08
106 Cash in Bank-Checking#9181	57,801.51
109 Cash Clearing	3,496.59
Total Bank Accounts	**$14,954.39**
Other Current Assets	
112 Loan Receivable-Rosalba Heredia	0.00
113 Loan Receivable-Clemente Heredia Sr.	0.00
114 Loan Receivable Heredia Family Partnership	83,164.17
115 Loan to Stockholders	0.00
115.1 Loan receivable Marcos Heredia	333,702.84
115.2 Loan receivable Silvia Heredia	195,206.16
Loan receivable Marcos H.	-1,183.00
Total 115 Loan to Stockholders	**527,726.00**
116 Loan Receivable-Brissa & Co.	494,289.29
118 Loan Receivable- Carlos E. Ortiz	0.00
119 Loan Receivable -DANIEL OSORIO	0.00
120 Loan Receivable-MSH Enterprises, LLC	2,020,362.58
121 Loan Receivable-Carmelitas San Diego	0.00
122 Loan-receivable Gustavo Cruz	0.00
123 Loanreceivable-Perez Javier	0.00
129 Employee Cash Advances	4,316.52
130 Inventory	12,229.14
149 Cash on Hand/Bank Box	0.00
Loan Receivable-Jose Aguirre	0.00
Uncategorized Asset	1,526.62
Total Other Current Assets	**$3,143,614.32**
Total Current Assets	**$3,158,568.71**
Fixed Assets	
150 Furniture & Fixtures	79,855.24
150.1 Accumulated Depreciation	0.00
Total 150 Furniture & Fixtures	**79,855.24**
151 Office Equipment	24,544.17
151.1 Accumulated Depreciation	0.00
Total 151 Office Equipment	**24,544.17**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of October 31, 2022

	TOTAL
152 Restaurant Equipment	219,393.17
152.1 Accumulated Depreciation	0.00
Total 152 Restaurant Equipment	**219,393.17**
153 Catering Vehicle Dodge RAM-2019	77,514.14
155 Leasehold Improvements	454,976.72
155.1 Accumulated Depreciation	0.00
156 Sign	768.89
158 Accumulated Deprec	-613,121.00
Total Fixed Assets	**$243,931.33**
Other Assets	
111 Loan Receivable-Carmelitas Inc	0.00
111.1 Loan Receivable-Carmelitas Inc-Fair Oaks	5,402.60
111.2 Loan Receivable-Carmelitas Inc-Roseville	0.00
157 Liquor License	15,000.00
157.1 Accumulated Amortization	0.00
Total 157 Liquor License	**15,000.00**
190 Start-up Costs	94,068.24
190.1 Accum. Amorttization	-65,189.88
Total 190 Start-up Costs	**28,878.36**
197 Arce Design Recievable-Legal agreement	71,250.00
198 Security Deposits	23,362.40
199 Suspense	-285.08
Total Other Assets	**$143,608.28**
TOTAL ASSETS	**$3,546,108.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	125,381.54
Total Accounts Payable	**$125,381.54**
Credit Cards	
201 Credit Card--Amex#1006	400.00
202 Bank of America #6012	0.00
204 Bank of America#5132	392.53
206 Bank of America#7708	22,767.66
FRAUD DEBIT	7,139.56
Total Credit Cards	**$30,699.75**

Carmelitas Tequileria, Incorporated

Balance Sheet
As of October 31, 2022

	TOTAL
Other Current Liabilities	
100.1 UNIFORMS Current Liabilities	1,093.50
203 Gift Card	4,194.62
210 Shareholder's Loan	0.00
215 Payroll Clearing	-5,473.03
216 Health Ins.Payable Employee(Clearing)	2,179.80
217 Garnishment	0.00
220 Loan Payable-Sta.Margarita	0.00
221 Loan Payable -Carmelitas Inc.	0.00
221.1 Loan Payable-Carmelitas Roseville	167,509.50
221.2 Loan Payable-Carmelitas Faira oaks	-109.20
Total 221 Loan Payable -Carmelitas Inc.	**167,400.30**
222 Inter Company Payable-Heredia Family, Ltd	0.00
223 Loan Payable-Henry J. Boisvert	0.00
224 Loan Payable - Omar Garcia Carmona	0.00
225 Loan Payable -Daniel Carrasco	-9.00
226 Loan Payable - Rosalba Heredia	9,809.66
228 Loan Payable - Aldo	0.00
229 Loan Payable - Lourdes	0.00
230 Loan Payable - Chris	0.00
231 Loan Payable-Lupe Barajas	0.00
232 Loan Payable--Pedro Boror	0.00
233 Loan Payable--Clemente Sr.	415.33
234 Loan Payable--Chayane Heredia	0.00
235 Loan Payable--Karen Diaz	0.00
236 Loan Payable--Marcos Heredia	2,000.00
238 Loan Payable-Carmelitas San Diego	16,066.03
239 Loan Payable--Audra Acosta	0.00
247 Prior Sales Tax Payable	-12,937.96
248 Sales Tax	62,735.51
248.1 SALES TAX UBER EATS	-2,277.49
248.2 SALES TAX CHOWNOW	75.39
248.3 SALES TAX DOORDASH	1,291.44
248.4 Sales Tax-Grubhub	191.35
Total 248 Sales Tax	**62,016.20**
249 Payroll Tax Payable	-120,941.61
255 Tips Payable	-6,254.45
261 Loan Payable to Israel Heredia	3,330.00
262 Loan Payable Roberto Montoya	0.00
Factoring Payable - Reward Network	0.00
Total Other Current Liabilities	**$122,889.39**

Carmelitas Tequileria, Incorporated

Balance Sheet

As of October 31, 2022

	TOTAL
Total Current Liabilities	**$278,970.68**
Long-Term Liabilities	
237 Loan Payable--American Express	0.00
240 Loan Payable--Tandem Finance Inc.	69,734.16
241 Loan Payable--Pawnee/TandemLeasing	107,255.46
242 Loan Payable--Crestmark Vendor Finance	93,270.39
252 Notes Payable-Financial Pacific	0.00
253 Note Payable - Marlin Business Bank	0.00
254 Note payable - Pawnee Lease	0.00
256 Note Payable-PPP1 Loan	0.00
257 VEHICLE LOAN	0.00
257.1 Loan Payable-Wells Fargo	24,185.93
Total 257 VEHICLE LOAN	**24,185.93**
258 Loan Payable Kalamata Capital Group	0.00
259 Loan Payable Ascentium Capital	25,826.08
Total Long-Term Liabilities	**$320,272.02**
Total Liabilities	**$599,242.70**
Equity	
300 Capital Stock	
300.1 Marcos	25,000.00
300.2 Silvia	25,000.00
300.3 Clemente Sr.	25,000.00
300.5 Chayane	0.00
300.7 Rosalba	25,000.00
300.9 Clemente Jr.	0.00
Total 300 Capital Stock	**100,000.00**
30000 Opening Balance Equity {58}	0.00
311 Shareholder's Equity	
311.1 Shareholder Contribution - Marcos	-1,873.60
311.10 Shareholder Contributions - Silvia	-614.00
311.11 Shareholder Distributions-Silvia	-13,013.20
311.2 Shareholder Distribution - Marcos	-64,701.97
311.4 Shareholder Distribution - Clemente Sr.	0.00
311.5 Shareholder Contribution - Chayane	0.00
311.8 Shareholder Distribution - Rosalba	0.00
Total 311 Shareholder's Equity	**-80,202.77**
390 Retained Earnings	2,188,769.56
Net Income	738,298.83
Total Equity	**$2,946,865.62**
TOTAL LIABILITIES AND EQUITY	**$3,546,108.32**

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - October, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	738,298.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
114 Loan Receivable Heredia Family Partnership	7,399.44
115.1 Loan to Stockholders:Loan receivable Marcos Heredia	-46,042.50
120 Loan Receivable-MSH Enterprises, LLC	-231,820.04
129 Employee Cash Advances	4,800.00
Loan to Stockholders:Loan receivable Marcos H.	1,183.00
Uncategorized Asset	-1,526.62
200 Accounts Payable	59,565.36
201 Credit Card--Amex#1006	0.00
204 Bank of America#5132	-24,305.77
206 Bank of America#7708	7,758.39
FRAUD DEBIT	8,009.11
100.1 UNIFORMS Current Liabilities	1,093.50
203 Gift Card	-1,712.27
215 Payroll Clearing	-49,364.66
217 Garnishment	0.00
221.1 Loan Payable -Carmelitas Inc.:Loan Payable-Carmelitas Roseville	15,000.00
221.2 Loan Payable -Carmelitas Inc.:Loan Payable-Carmelitas Faira oaks	-109.20
225 Loan Payable -Daniel Carrasco	-9.00
236 Loan Payable--Marcos Heredia	2,000.00
238 Loan Payable-Carmelitas San Diego	1,515.03
247 Prior Sales Tax Payable	-12,937.96
248 Sales Tax	21,128.12
248.1 Sales Tax:SALES TAX UBER EATS	-2,277.49
248.2 Sales Tax:SALES TAX CHOWNOW	45.93
248.3 Sales Tax:SALES TAX DOORDASH	323.09
248.4 Sales Tax:Sales Tax-Grubhub	43.31
249 Payroll Tax Payable	-136,670.00
255 Tips Payable	-30,956.03
261 Loan Payable to Israel Heredia	-10,002.00
262 Loan Payable Roberto Montoya	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-417,869.26**
Net cash provided by operating activities	**$320,429.57**
INVESTING ACTIVITIES	
150 Furniture & Fixtures	-15,729.43
151 Office Equipment	-6,080.95
152 Restaurant Equipment	-11,877.30
155 Leasehold Improvements	-39,917.84
156 Sign	-768.89
197 Arce Design Recievable-Legal agreement	12,500.00
199 Suspense	285.08

Carmelitas Tequileria, Incorporated

Statement of Cash Flows
January - October, 2022

	TOTAL
Net cash provided by investing activities	**$ -61,589.33**
FINANCING ACTIVITIES	
240 Loan Payable--Tandem Finance Inc.	-8,720.52
241 Loan Payable--Pawnee/TandemLeasing	-66,407.21
242 Loan Payable--Crestmark Vendor Finance	-28,706.20
257.1 VEHICLE LOAN:Loan Payable-Wells Fargo	-11,712.10
259 Loan Payable Ascentium Capital	-94,945.97
311.1 Shareholder's Equity:Shareholder Contribution - Marcos	-1,873.60
311.10 Shareholder's Equity:Shareholder Contributions - Silvia	-614.00
311.2 Shareholder's Equity:Shareholder Distribution - Marcos	-56,441.74
Net cash provided by financing activities	**$ -269,421.34**
NET CASH INCREASE FOR PERIOD	**$ -10,581.10**
Cash at beginning of period	25,535.49
CASH AT END OF PERIOD	**$14,954.39**